United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS 2008 FINANCIAL RESULTS

 AND SAN JOSÉ PRODUCTION RESULTS

SPOKANE, WA – March 31, 2009 – Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX-MAI and US OTC: MNEAF) today reported a net loss of $7.0 million ($0.04 per share) for the year ended December 31, 2008.  This compares with a loss of $8.2 million ($0.05 per share) for the year ended December 31, 2007. All amounts in this news release are in US dollars unless otherwise noted.  Our financial statements are available under the Corporation’s profile at www.sedar.com.

Minera Andes’ share of net income derived from Minera Santa Cruz S.A.(“MSC”) for the 2008 year (before amortization), was $1.96 million where the San Jose mine started full commercial production on January 1, 2008.  MSC is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). MSC owns and operates the San José silver/gold mine in southern Argentina, which has recently expanded its processing capacity to a rate of 1,500 metric tonnes per day (“MTPD”).  Hochschild is the operator of the San José mine.

As previously reported, silver and gold sales from the San José mine in the fourth quarter of 2008 totaled $19.6 million.  During 2008, total sales from the San José mine were $111.3 million.  The weighted average sales prices were $8.93/ounce of silver and $774/ounce of gold during the fourth quarter of 2008 and $14.25/ounce of silver and $865/ounce of gold during the 2008 year.  San José’s silver and gold sales are unhedged. Fourth quarter 2008 sales of silver and gold were lower than anticipated because of an inventory build up primarily due to a furnace malfunction, which has been resolved, and the scheduled closure of a refinery used by MSC prior to a Christmas blackout period.

A total of 295,963 tonnes of ore was treated in the 2008 year with an average grade of 559 grams per tonne of silver and 6.69 grams per tonne gold resulting in the production of 4,381,000 ounces of silver and 54,260 ounces of gold during the 2008 year, which was marketed in the form of concentrates, doré bullion and precipitates.

For the year ended December 31, 2008, the total operating cash costs for San José were $48.5 million.   The total operating cash costs is equivalent to approximately $166/metric ton, or an average of $6.42 per ounce of silver and $375 per ounce of gold on a co-product basis.

An expansion increasing the processing capacity of the San José Project from 750 MTPD to 1,500 MTPD was completed in October 2008, and in December 2008 the plant was operating at close to the increased capacity of 1,500 MTPD. Work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived.  However, due to difficult ground conditions, access to the Kospi vein was delayed until late January 2009.  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.  For the full year 2009, MSC is forecasting production of 7.5 million ounces of silver and 95,000 ounces of gold.  MSC forecasts that unit operating costs will drop by about a third due to the economies of scale associated with the expansion and the connection to the national power grid.  Further cost reductions may be realized in the future by expanding the Gekko circuit to convert all of the concentrate produced at the mine to doré bullion.

Allen Ambrose, President of Minera Andes said, “We are delighted to see in 2008 the San José Mine generated its first profitable quarter (Q2), since its startup in late 2007.  We had expected profits earlier but our JV partner and operator of the mine, Hochschild, undertook a capital expansion of the mine before it had yet achieved full commercial production.  However, with the mine expansion behind us now, we look forward to participating in its growing profits as a result of higher production rates, lower operating costs, and potentially higher gold and silver prices.  We are very pleased to see a deposit we discovered in 1997 become a mine that will become one of the top ten primary silver producing mines in the world in 2009!”

Allen V. Ambrose, Minera Andes' President and CEO, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the 49% owned San José silver/gold mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where a scoping study has been completed and a 43-101 technical report filed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President, CEO and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site operations: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Non-GAAP Financial Measures:

In this news release, we use the term "operating cash cost.” Operating cash costs are defined as the sum of the geology, mining, processing plant, general and administration costs as well as royalties, refining and treatment charges and sales costs applied to doré, but with respect to concentrate sales do not include refining, treatment charges and sales costs. The operating cash costs per ounce are calculated on a co-product basis by dividing the respective proportionate share of the total costs for the period for each metal by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total cash costs by the percentage of total production value that the respective metal represents.  For 2008, approximately 58% of the value of the production was derived from silver and 42% was derived from gold based on the year 2008 average London PM fix for silver and for gold. We use operating cash cost per ounce as an operating indicator.  We provide this measure to our investors to allow them to also monitor operational efficiency of MSC’s mine at San José.  Operating cash cost per ounce should be considered as non-GAAP Financial Measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  There are material limitations associated with the use of such non-GAAP Financial Measures.  Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.  Changes in numerous factors include, but are not limited to, mining rates, milling rates, silver and gold grades, silver and gold recoveries, and the costs of labor, consumables and mine site operations general and administrative activities that can cause these measures to increase or decrease.

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected production at MSC’s San José Project.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  April 16, 2009